EXHIBIT 99.1

Digihost Reports an 86% Increase in Y/Y Bitcoin Production and Provides Update on Miners Received and Deployed

TORONTO, Feb. 01, 2022 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative North American based Bitcoin self-mining company, is pleased to provide unaudited Bitcoin (“BTC”) production updates for the month ended January 31, 2022. All amounts are expressed in USD unless otherwise indicated.

Year-Over-Year Monthly Comparison

The Company mined approximately 62.58 BTC in January 2022, an increase of 28.88 BTC or 86% compared to January 2021. Using the January 31, 2022 and January 31, 2021 closing BTC prices (from CoinDesk), respectively, the value of the Company’s BTC mined in January 2022 increased by approximately $1.3 million, or approximately 116%, compared to January 2021.

Figure 1. Year-over-year Monthly BTC Production

	Jan-21	Jan-22	YoY Increase
Mined BTC	33.70	62.58	28.88
Approximate BTC value	$33,139	$38,500	$5,361
Value	$1,116,784	$2,409,330	$1,292,546

Production Highlights for January 2022

  Mined 62.58 BTC increasing total holdings to 698.64 BTC valued at approximately $26.9 million as of January 31, 2022 based on a month end BTC price of $38,500.
  Total Ethereum (“ETH”) holdings of 1,000.89 ETH valued at approximately $2.7 million as of January 31, 2021 based on a month end ETH price of $2,650.
  Total digital currency inventory value consisting of BTC and ETH of approximately $29.6 million as of January 31, 2022.
  The Company’s current hashrate is approximately 415PH and is expected to increase to approximately 1.2EH by the end of Q1 2022.

Michel Amar, the Company’s CEO, commented: “Digihost is very pleased to announce the continuation of our strong operating performance for the first month of 2022, resulting in an 86% increase in coins mined compared to January 2021. Over the course of 2022 the Company will adhere to its plan to increase mining capacity through the expansion of mining infrastructure coupled with the acquisition of the latest generation miners, while continuing to be a low-cost producer of Bitcoin.”

Miner Receipt and Deployment Update

  As of January 31, 2022, the Company has received approximately 9,000 technologically advanced, high-performance M30 Bitcoin Miners (the “Miners”) from its 2021 purchase order of 9,900 Miners from Northern Data AG.
  The remaining Miners from this order are expected to arrive at Digihost’s data center by the end of February 2022.
  Digihost began initial deployment of Miners received in Q4 2021 and expects to have them fully operational by the end of Q2 2022. A portion of these Miners was related to the Company’s Miner lease agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the Miners put in service pursuant to the Miner lease agreement.

Management Appointment

Digihost is pleased to announce the appointment of Mr. Donald Christie as the Company’s Chief Operating Officer.

Mr. Christie has served as the Chair of the Company’s Audit Committee since February of 2020 when the Company completed its reverse takeover transaction. During that time Mr. Christie has worked closely with management in the development and financing of the Company’s growth strategy. Mr. Christie, who will continue to serve as a member of the Board of Directors, brings over 35 years of experience in debt and equity capital markets, including over 10 years of senior operational experience in the resource industry, to his new role as Chief Operating Officer. He will be responsible for working closely with the executive management team to maximize mining infrastructure growth, optimize financing structures to fund growth and manage relationships with both institutional and retail investors. Mr. Christie earned a Bachelor of Commerce Honours Degree from Queen’s University and received his CPA designation while working for PriceWaterhouse Coopers, LLP.

“Please join me in welcoming Mr. Christie to his new role with Digihost as COO,” said Michel Amar. “Having worked closely with Don over the last two years, I am confident that his tenure as a valued Board member of the Company, experience in North American capital markets, and his strong commitment to Digihost will enhance our team’s ability to continue to capitalize on the exciting growth opportunities before us in the rapidly evolving crypto currency industry.”

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 415PH with plans to expand to a hashrate of 3.6 EH by the end of 2022.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under U.S. and Canadian securities laws. Forward-looking information in this news release includes information about hashrate and infrastructure expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of cryptocurrency mining; receipt of Public Service Commission approval or other regulatory or board approvals; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for self-mining and for hosting may not be realized in the number anticipated, or at all, or on the schedule anticipated, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. Except as expressly required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, changed circumstances or future events or for any other reason.